

Mail Stop 3010

May 6, 2010

Jeffrey S. Edison
Chief Executive Officer
Phillips Edison – ARC Shopping Center REIT Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249

> **Re: Phillips Edison – ARC Shopping Center REIT Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed April 12, 2010**
> **File No. 333-164313**

Dear Mr. Edison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please note that the page numbers referenced below correspond to the page numbers in the courtesy copies provided. Feel free to call us at the telephone numbers listed at the end of this letter.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-11

General

1.   We note your correspondence dated April 13, 2010 with respect to comment 6 in our letter dated February 12, 2010. Please disclose if you paid a fee to CoStar Group, Inc. and the International Council of Shopping Centers, Inc. for the use and preparation of their materials.

The Sub-advisor, page 94

2.   We note your response to comment 6 in our letter dated March 19, 2010. Please note that we will be unable to complete our review of your registration statement until your confidential treatment request has been resolved.

Appendix A - Prior Performance Tables, page A-1

Phillips Edison and American Realty Capital Tables

Table I – Experience in Raising and Investing Funds

3.   Please revise the tables for each program to present each <u>specific line item</u>, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included. Please note that the "Dollar Amount Raised" should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised.

American Realty Capital Tables, page A-13

Table II – Compensation to Sponsor, page A-17

4.   Please revise your disclosure on pages A-18 and A-19 to quantify in the footnotes the amount raised from the sponsor and its affiliates.

SALES LITERATURE SUBMITTED APRIL 14, 2010

General

5.   The risk factors in many of the sales literature materials submitted do not clearly identify the risks associated with your business. Please revise throughout to highlight and more fully describe your summary risk factors.

6.   We note the statement throughout your sales literature that the properties pictured "are representative of properties in which we may invest and are owned by Phillips Edison Limited Partnership." In each piece of sales literature that includes pictures of properties, please revise to clarify that Phillips Edison-ARC Shopping Center REIT does not currently own <u>any</u> properties.

7.   We note that throughout your sales literature, you include the following factors as being beneficial to an investment in you: "No legacy issues" and "Hedge against inflation." Please revise to clarify what you mean by these statements and, as appropriate, briefly describe your intentions to use significant leverage to acquire properties.

8.   We note your disclosure in the "Hard Card – Consumer" and on page 10 of the power point presentation that you intend to target your leverage at 50%. Please revise to clarify that while you intend to target your leverage at 50%, you may use leverage up to 75% of the cost of your investments.

Website Printout

9.   Refer to the "Terms & Conditions" portion of your website. We note your statement that your website may contain forward-looking statements and your reliance on the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Please tell us why you believe you are eligible to take advantage of the safe harbors for forward-looking statements provided by those sections.

Banner

10.   Please include summary risk factors.

11.   Please revise to clarify that you intend to use leverage to acquire properties.

Brochure

12.   Please revise to clarify what you mean by the following statements: "Total return" and "inflation hedge."

Invitation – Partner's Conference

13.   Please include summary risk factors in the invitation.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Robert H. Bergdolt, Esq.
    Neil Miller, Esq.
    DLA Piper LLP (US)
    Via facsimile (202) 799-5215